E-Mail: jkarpf@cgsh.com

September 28, 2007

Ms. Jennifer Hardy, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Lumber Liquidators, Inc.
Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-142309)
(the “Registration Statement”)

Dear Ms. Hardy:

Thank you for your comments on the above-captioned Registration Statement filed on August 22, 2007 by Lumber Liquidators, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). Set forth below is the Company’s response to the comment contained in your letter dated September 18, 2007. The Staff’s comment, reproduced in bold text, is followed by a response on behalf of the Company. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment and is solely responsible for that information. In addition, on behalf of the Company, we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, Amendment No. 4 to the Company’s Registration Statement.

Annual Cash Bonus Awards, page 81

1.

Please discuss your response in your letter in the filing. In your MD&A and CD&A disclosure, you should describe management’s strategies, including the company’s growth strategies, and 2006 and 2007 bonus targets. It appears that the bonus targets can be disclosed in a manner that will not incorrectly signal the market about your goals and strategy because you can clearly explain what trends, events,

Jennifer Hardy

Securities and Exchange Commission

and uncertainties are affecting the business currently and for the periods reported upon.

In response to the Staff’s comment, the Company has revised the CD&A disclosure on pages 80-82 to discuss the 2006 bonus earnings threshold target and the reasons the Company believes it was unable to achieve those targets in 2006. The Company supplementally advises the staff that bonus targets for 2007 have not yet been determined. However, the Company has expanded the discussion on page 82 regarding the means by which bonus targets will be determined in the future. The Company respectfully advises the staff that it has not revised its MD&A disclosure because the matters described on pages 80-82 were already disclosed in that section; it has, however, added a cross-reference in the CD&A to the MD&A disclosure.

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Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James D. Small at (212) 225-2015.

Very truly yours,

/S/ JEFFREY D. KARPF

Jeffrey D. Karpf

Enclosure

cc:	Brigitte Lippman
Patricia Armelin
John Cash
Securities and Exchange Commission

Jeffrey W. Griffiths
Daniel E. Terrell
E. Livingston B. Haskell
Lumber Liquidators, Inc.

Robert E. Buckholz, Jr.
Sullivan & Cromwell LLP

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